Exhibit 12.1

Regency Centers, L.P.

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Three Months Ended		Year Ended
	03/31/2005	03/31/2004	2004	2003	2002	2001	2000
Fixed Coverage Ratio:
Continuing Operations (before minority interest)	$31,990	26,575	134,743	138,719	108,199	108,528	98,121
Add (deduct) tax expense (benefit)	722	251	6,487	2,389	(3,570)	1,731	1,208
Less: Minority interest (without own fixed charges)	(22)	(13)	(64)	(284)	(319)	(323)	(307)
Subtract: equity in income of unconsolidated partnerships	(2,391)	(2,745)	(10,194)	(11,276)	(5,764)	(3,439)	(3,139)
Add: distributions from operations JV’s	3,761	4,644	13,342	8,341	5,522	1,801	—
Add: distributions from investment JV’s	9,814	17,960	47,369	26,902	11,784	15,011	3,110
Add: fixed charges	30,076	31,689	123,732	132,286	133,290	126,554	113,222
Subtract: preferred unit distributions	(5,774)	(6,478)	(28,462)	(34,001)	(33,475)	(33,475)	(29,601)
Subtract: capitalized interest	(2,721)	(3,323)	(11,228)	(13,106)	(13,753)	(21,195)	(14,553)

Earnings	65,455	68,560	275,725	249,970	201,914	195,193	168,061

Fixed Charge Data:
Preferred unit distribution	5,774	6,478	28,462	34,001	33,475	33,475	29,601
Interest expense	21,581	21,888	84,042	85,179	86,062	71,884	69,068
Capitalized interest	2,721	3,323	11,228	13,106	13,753	21,195	14,553

Total fixed charges	30,076	31,689	123,732	132,286	133,290	126,554	113,222

Ratio of earnings to fixed charges	2.2	2.2	2.2	1.9	1.5	1.5	1.5